Filed by SilverBox Corp IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: SilverBox Corp IV

Commission File No.: 001-42214

The following press release was made available on October 15, 2025.

FOR IMMEDIATE RELEASE

Parataxis Holdings Reaches Key Milestones at Parataxis Korea, South Korea’s First Institutionally-Backed Public Bitcoin Treasury and Mining Platform

Highlights accelerated strategy execution, reaching over 150 Bitcoin through disciplined accumulation

Closes KRW 10 billion capital raise, supported by both Korean and U.S. institutional investors

Intends to complete strategic U.S. mining acquisition, establishing a vertically-integrated BTC yield platform expected to generate strong EBITDA margins

Seoul & New York — October 15, 2025 — Parataxis Holdings LLC (“Parataxis Holdings” or the “Company”), an institutional digital asset management platform combining Bitcoin (“BTC”) exposure, proprietary growth opportunities, and accretive yield generation, today provided corporate updates highlighting significant operational progress at its South Korean investment, Parataxis Korea, Inc. (“Parataxis Korea”, KOSDAQ: 288330).

Since completing its transformation from Bridge Biotherapeutics in August 2025, Parataxis Korea has rapidly emerged as South Korea’s first institutionally-backed, publicly-listed Bitcoin treasury and mining platform, demonstrating strong execution and institutional-grade operational discipline.

Key Milestones:

•	Successful Rebranding & Leadership Formation: Completed the transition from Bridge Biotherapeutics and rebranded to Parataxis Korea in August 2025, appointing Andrew Kim as CEO and Edward Chin, CEO of Parataxis Holdings, as Chairman.

•	150+ BTC Accumulated: Built a substantial Bitcoin treasury during BTC pullback in September 2025, reaching over 150 BTC through disciplined accumulation and rigorous execution, custody, and counterparty management standards.

•	KRW 10 Billion Capital Raise: Closed a KRW 10 billion (approximately US$7 million) equity financing round in September 2025, supported by both Korean and U.S. institutional investors, to accelerate BTC treasury expansion and balance sheet growth.

•	Strategic Vertical Integration via U.S. Mining Acquisition: Announced intent to acquire 1,150 ASIC miners producing 224 petahash of hashrate, establishing a vertically-integrated BTC yield platform expected to deliver approximately 60% EBITDA margins, which is expected to make Parataxis Korea cash-flow positive in fiscal year 2026.

•	Thought Leadership & Industry Presence: CEO Andrew Kim featured as a keynote speaker at leading Bitcoin conferences including BTCON Seoul and Korea Blockchain Week, underscoring Parataxis Korea’s role in institutionalizing Bitcoin treasuries across Asia.

Andrew Kim, CEO of Parataxis Korea, commented, “Crossing 150 BTC in holdings shortly after taking management control underscores the strength of our strategy and operational execution. We’re building more than a treasury — we’re creating an integrated Bitcoin enterprise with yield generation and scalable infrastructure at its core.”

Edward Chin, Founder and CEO of Parataxis Holdings, added, “Parataxis Korea’s rapid progress validates our thesis: institutional-grade execution applied to Bitcoin can unlock meaningful strategic and financial value. Korea continues to be one of the most compelling markets globally for Bitcoin adoption, and we’re just getting started.”

As Parataxis Holdings advances toward its proposed business combination with SilverBox Corp IV (NYSE: SBXD), the Company believes the ongoing progress and operational momentum at Parataxis Korea represents a compelling proof point of its broader Bitcoin-native asset management platform.

About Parataxis Holdings

Parataxis Holdings LLC is a differentiated, institutional digital asset management platform combining Bitcoin exposure, proprietary growth opportunities, and yield generation through institutional-grade management and execution. Parataxis is an affiliate of Parataxis Capital Management, a multi-strategy investment management firm founded in 2019 focused on the digital asset sector and manages multiple comingled hedge fund vehicles and provides sub-advisory services for institutional allocators, family offices, fund-of-funds, and high-net worth individuals.

About Parataxis Korea

Parataxis Korea, Inc. is the first institutionally-backed, publicly-listed Bitcoin treasury and mining platform in South Korea, focused on building a premier BTC-denominated balance sheet and vertically integrated production platform.

About SilverBox Corp IV and SilverBox Capital

SilverBox Corp IV is a special purpose acquisition company (“SPAC”) sponsored by an affiliate of SilverBox Capital and formed as part of an institutional platform to sponsor a series of SPACs. SBXD completed its $200 million initial public offering in August 2024 and its stock currently trades on NYSE under the ticker “SBXD.” SilverBox Capital is a strategic investment and advisory firm that brings together capital, advice and operating expertise in a single, aligned platform. Learn more at www.sbcap.com.

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination”) among SilverBox Corp IV (“SilverBox”), Parataxis Holdings LLC (“Parataxis”) and Parataxis Holdings Inc. (“Pubco,” and together with SilverBox and Parataxis, the “Parties”). The information contained herein does not purport to be all-inclusive and none of SilverBox, Parataxis or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this communication, you confirm that you are not relying upon the information contained herein to make any decision.

Additional Information and Where to Find It

Pubco and Parataxis have filed a Registration Statement on S-4 (File No. 333-289994) (as amended or supplemented from time to time, the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of SilverBox and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the Business Combination and the other transactions contemplated in the Business Combination Agreement (collectively, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SilverBox as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. SilverBox, Parataxis and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SILVERBOX AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SILVERBOX’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SILVERBOX, PARATAXIS, PUBCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SilverBox, Parataxis and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: SilverBox Corp IV, 8701 Bee Cave Road, East Building, Suite 310, Austin, TX 78746, or upon written request to Pubco, via email at info@sbcap.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

SilverBox, the Company, PubCo and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from SilverBox’s shareholders in connection with the Transactions. You can find information about SilverBox’s directors and executive officers, certain of their shareholders and other members of management and employees and their interest in SilverBox can be found in the sections entitled “Directors, Executive Officers and Corporate Governance—Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of SilverBox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2015947/000141057825000335/sbxc-20241231x10k.htm. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SilverBox shareholders in connection with the Transactions, including the names and interests of PubCo’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Transactions. The expectations, estimates, and projections of the businesses of Parataxis and SilverBox may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions, and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of SilverBox, Parataxis and Pubco and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of SilverBox’s securities; (2) the Transactions not being completed by SilverBox’s business combination deadline; (3) the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of SilverBox’s shareholders; (4) the failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably and retain its key employees; (5) the level of redemptions of SilverBox’s public shareholders which will reduce the amount of funds available for Pubco to execute on its business strategies and may make it difficult to obtain or maintain the listing or trading of Pubco securities on a national securities exchange; (6) the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after the closing of the Transactions; (7) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; (10) that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (11) increased competition in the industries in which Pubco will operate; (12) significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; (13) treatment of crypto assets for U.S. and foreign tax purposes; (14) that after consummation of the Transactions, Pubco may experience difficulties managing its growth and expanding operations; (15) challenges in implementing Pubco’s business plan due to operational challenges, significant competition and regulation; (16) Pubco being considered to be a “shell company” by the securities exchange on which Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against SilverBox, Parataxis, Pubco or others following announcement of the Transactions; (18) that trading price and volume of Pubco securities may be volatile following the Transactions and an active trading market may not develop; (19) that Pubco stockholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in Pubco; (20) that investors may experience immediate and material dilution upon Closing as a result of the SilverBox Class B ordinary shares held by the sponsor of SilverBox, since the value of the SilverBox Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco securities at such time is substantially less than the price per share paid by investors; (21) conflicts of interest that may arise from investment and transaction opportunities involving Parataxis, Pubco, their affiliates and other investors and clients; (22) legal, regulatory, political, currency, and economic risks specific to South Korea, including risks related to geopolitical tensions in the region; (23) risks related to, and potential loss of the entire investment in, Parataxis’ investment in a KOSDAQ-listed company; (24) that Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (25) the custody of Pubco’s Bitcoin, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin, which could cause Pubco to lose some or all of its Bitcoin; (26) that in the event of a security breach or cyber-attack and unauthorized parties obtaining access to Pubco’s Bitcoin assets, Pubco may lose some or all of its Bitcoin temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (27) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect Pubco’s business; (28) potential regulatory change reclassifying Bitcoin as a security could lead to the Pubco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of Pubco listed securities; (29) that it is not possible to predict the amount of Pubco securities sold under the standby equity purchase agreement (“SEPA”) or the gross proceeds resulting from such sales, sales under the SEPA will cause dilution to existing Pubco stockholders, and Pubco may spend any proceeds under the SEPA in ways that may not generate a significant return; and (30) other risks and uncertainties included in (x) the “Risk Factors” sections of the SilverBox Annual Report and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SilverBox, Parataxis and Pubco. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. SilverBox, Parataxis and Pubco do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by SilverBox’s, Parataxis’ or Pubco’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SilverBox’s, Parataxis’ or Pubco’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SilverBox, Parataxis or Pubco will, or are likely to, generate going forward.

None of the Parties or any of their respective representatives gives any assurance that any of SilverBox, Parataxis or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute by SilverBox, Parataxis or Pubco or any other person that the events or circumstances described in such statement are material.

Contacts

For Media:

Longacre Square Partners

Amy Freedman / Ashley Areopagita

silverbox@longacresquare.com